UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-38208

Metalpha Technology Holding Limited

Suite 6703-04, Central Plaza

18 Harbour Road, Wan Chai,

Hong Kong, China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

APPOINTMENT OF HEAD OF COMPLIANCE

On July 1, 2025, Metalpha Technology Holding Limited (the “Company”) appointed Mr. Edmond Ching as its new Head of Compliance, effective on the same date. Mr. Edmond Ching is a compliance professional with nearly three decades of experience at international and Chinese financial institutions. Prior to joining the Company, Mr. Ching served as Chief of Compliance and Co-Head of Legal and Compliance at Huatai International. His career also includes roles as Chief Compliance Officer and Head of Legal and Compliance at GF Holdings, and Head of Investment Banking, Research and Control Room Compliance for Asia ex-Japan at Nomura. He has also held senior compliance positions at Bank of America Merrill Lynch and Citi Group and began his career at Goldman Sachs. Mr. Ching will mainly be responsible for overseeing the Company’s global compliance strategy, ensuring adherence to regulatory requirements, and further strengthening the Company’s culture of compliance.

INCORPORATION BY REFERENCE

This current report on Form 6-K shall be deemed to be incorporated by reference into the Company’s registration statements on Form S-8 (File No. 333-255251 and File No. 333-283335) and to be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metalpha Technology Holding Limited

By:	/s/ Bingzhong Wang
Name:	Bingzhong Wang
Title:	Chief Executive Officer and Chairman of the Board of Directors

Date: July 18, 2025

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